82-3470

05010067

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

26th July, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Secretarial Audit Report for the quarter ended 30th June, 2005

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 15th July, 2005, for the quarter ended 30th June, 2005, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

dw 8/1

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017, India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 30th June, 2005
2.	ISIN	: INE154A01017
3.	Face Value	: Rs. 10/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.co.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) The Stock Exchange, Mumbai (BSE) c) The Calcutta Stock Exchange Association Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital (as on 30th June, 2005)	24,94,34,076	100.00
11.	Listed Capital	24,94,31,631	99.99

12. Held in dematerialised form in CDSL : 15,33,749

13. Held in dematerialised form in NSDL : 15,44,10,873

14. Physical : 9,34,89,454

15. Total No. of shares (12+13+14) : 24,94,34,076

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

16. Reasons for difference if any, between (10 & 11), (10 & 15), (11 & 15) : Out of 12,12,747 shares allotted on 9th May, 2005 pursuant to the amalgamation of erstwhile ITC Hotels Limited and erstwhile Ansal Hotels Limited with the Company, 12,10,302 shares have been listed. The remaining 2,445 shares held in physical form are not listed on NSE and BSE as these shares are subject matter of legal disputes etc. The Share Certificate in respect of these shares have not been dispatched by the Company.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchange
Allotment of Shares on 9th May, 2005 pursuant to amalgamation of erstwhile ITC Hotels Limited and erstwhile Ansal Hotels Limited with the Company.	12,12,747 shares	Applied	12,10,302 shares *	Yes	Yes	None

* Refer to point 16.

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose 2288-7043(D),2288-6426/0034 2288-2358 (Fax)
23. Name, Address, Tel. & Fax No., Regn No. of Auditor	: M/s Vinod Kothari & Co. 1012 Krishna Building 224 A J C Bose Road Kolkata – 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

Place : Kolkata
Date : 15/07/2005

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391